Exhibit 16.0

June 27, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K, dated on or about June 27, 2013, of Clifton Savings Bancorp, Inc. and agree with the statements contained in the second paragraph therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,